PILLSBURY WINTHROP LLP

2475 HANOVER STREET

PALO ALTO, CALIFORNIA 94304

October 6, 2004

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Mail Stop 4-6

Attn: Ms. Peggy Fisher

Re:	PortalPlayer, Inc. – Registration Statement on Form S-1 (File No. 333-117900)

Ladies and Gentlemen:

On behalf of PortalPlayer, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto.

Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 21, 2004. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letters from the Staff. Marked copies of Amendment No. 2 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Responses to Letter Dated September 21, 2004

General

1.	Please include an updated and signed consent from your independent auditors with any amendment filed.

Response: Noted.

Securities and Exchange Commission

October 6, 2004

Management’s Discussion & Analysis — Pages 31 to 44

Overview — Pages 31 to 32

2.	We note your response to prior comment 24. Please expand your description of the “adverse economic conditions,” “unfavorable economic environment” and “slower than anticipated developing market,” and discuss any associated trends observed.

Response: The requested disclosure has been added.

Results of Operations — Pages 36 to 39

3.	We reference your response to our prior comment number 28 and the additional disclosure on page 38. Provide details of the reason that the $1.4 million promissory note issued to a director in exchange for consulting services was recorded as stock based compensation.

Response: The Registrant supplementally notes that the Series D convertible preferred stock issued to Mr. Spiegel was exchanged for the $1,480,000 non-recourse promissory note issued by Mr. Spiegel in his capacity as a non-employee consultant. As required by paragraph 7 of FASB Statement No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), the Registrant accounted for the nonrecourse note combined with the Series D preferred stock as an option (the “option award”). Paragraph 7 of SFAS 123 states, in part: the accounting for all stock-based compensation arrangements with employees or others shall reflect the inherent rights and obligations, regardless of how those arrangements are described. For example, the rights and obligations embodied in a transfer of stock to an employee for consideration of a nonrecourse note are substantially the same as if the transaction were structured as the grant of a stock option, and the transaction shall be accounted for as such.

Since the consulting fees were equal to the note balance plus interest, the result of combining the fees with the option award was a reduction in the option award’s exercise price to zero, effectively, resulting in a restricted stock award to Mr. Spiegel, which he earned over the period of his consulting contract.

The promissory note for the purchase of preferred stock was recorded as a reduction of shareholders’ equity (deficit) in accordance with EITF 85-1 Classifying Notes Received for Capital Stock. Accrued charges from the consulting services of $473,000 in both 2002 and 2003 and $236,000 for the six months ended June 30, 2004 have been reported, for accounting purposes, as an offset to the promissory note, since the intent was to have Mr. Spiegel satisfy the note through consulting services. The legal balance of the note was unaffected by the accounting offset and remained at $1,480,000 plus accrued interest until repaid in 2004 as described below.

Securities and Exchange Commission

October 6, 2004

Based on the substance of the arrangement, the Registrant accounted for the preferred stock, promissory note and consulting agreement as a restricted stock award (the “restricted stock award”). Mr. Spiegel was performing consulting services as a non-employee in exchange for the restricted stock award. Therefore, a measurement date under the guidance in EITF 96-18 Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services could not be established until completion of the consulting contract. Accordingly, the Registrant adjusted the deferred compensation balance and future compensation expense for changes in the fair value of the preferred stock over the term of the consulting arrangement. The Registrant recorded the increase in fair value to the Series D convertible preferred stock underlying the consulting arrangement of $1,849,000 for the six months ended June 30, 2004. The increase in fair value was allocated $1,353,000 to stock-based compensation for past services and $496,000 to deferred compensation.

The Registrant supplementally confirms the accuracy of the statement in Note 14 which indicates that Mr. Spiegel repaid the full promissory note balance in cash subsequent to June 30, 2004. The Registrant has revised Note 14 to clarify the repayment amounts.

As further clarification, the Registrant notes that because the payment to satisfy the promissory note and the payment by the Registrant of the amounts due Mr. Spiegel for consulting services were approximately equal ($1.5 million) and because such payments were exchanged on the same day, the transactions were in substance non-monetary. Accordingly, the Registrant’s accounting is based on EITF 96-18, which is applicable to an arrangement to issue stock to a non-employee in exchange for services. For the same reason, the charges associated with the accounting for the consulting services for stock under EITF 96-18 were reported as stock-based compensation.

4.	We reference your response to our prior comment number 29. Please quantify the unit shipments each period. In addition, provide more details of the declining trend of average selling prices and the impact that this is expected to have on future operations and margins.

Response: Additional disclosure has been added to clarify that if average selling prices continue to decline, it could negatively impact the Registrant’s margins if it cannot reduce its associated costs accordingly. The Registrant supplementally notes that it has not quantified the units shipped each period as it believes this information would place it at a significant competitive disadvantage with respect to its competitors, particularly given the Registrant’s customer concentration and as it believes its competitors do not provide similar disclosure in their public filings.

Securities and Exchange Commission

October 6, 2004

Principal Stockholders — Page 69 to 71

5.	We note your response to comment 47 and the materials provided supplementally by Gibson, Dunn & Crutcher LLP. Please revise the table to list SIPCO Limited and Investcorp S.A. as each being a beneficial owner of the 4,983,764 shares currently listed as being beneficially owned by Investcorp/(212) Ventures Technology Fund I, L.P. Please also provide appropriate footnote disclosure clarifying that the shares listed in the table as being beneficially owned by those entities are the same shares listed as being beneficially owned by Investcorp/(212) Ventures Technology Fund I, L.P. Please also disclose the jurisdiction of organization and the address of each of SIPCO Limited and Investcorp S.A.

Response: The requested disclosure has been added.

Consolidated Financial Statements

6.	We reference your response to our prior comment number 51. Please provide disclosure of the summarized details of the accounting for this arrangement, as indicated in the response, in the notes to the financial statements. In addition, we also reference the last sentence of Note 14 that indicates that the Company paid the remaining consulting fees to the director and the director repaid the outstanding balance of the promissory note. The disclosure should clarify whether these amounts were repaid or whether the note receivable was offset against the amounts due under the consulting agreement and no amounts were paid in cash.

Response: The Registrant respectfully refers the Staff to paragraph 5 of its response to comment 3.

7.	Please provide details of the difference between the convertible preferred stock on the balance sheets at June 30, 2001 of $85,001 and the amount included in Note 8 of $83,152.

Response: The Registrant respectfully refers the Staff to paragraph 4 of its response to comment 3.

8.

We reference your response to our prior comment number 64 and the supplemental letter dated August 17, 2001. Provide details of when the stock options were issued in fiscal 2003 and the interim period 2004. Provide a supplemental analysis of the $5,638,000 deferred stock compensation recorded in the interim period 2004 that includes the exercise price of the stock options at the date of grant and their estimated fair market values. In addition, as previously requested provide preliminary pricing information based on discussions with your underwriter(s) and indicate how this was considered in determining the fair value of the stock options issued in 2004. The discussion on page 36

Securities and Exchange Commission

October 6, 2004

should also indicate how this pricing information was considered in determining the estimate fair values of the stock options during the interim period in 2004. Provide an update to this pricing information and the estimated IPO price range, if available.

Response: Provided below on a supplemental basis is a table providing details of the Registrant’s employee stock option grants in fiscal 2003 and the interim period in 2004, as well as an analysis of the $5,638,000 deferred stock-based compensation recorded in the interim period in 2004, including the exercise price of the stock options at the date of grant and the fair market value of the common stock at the time of the option grant. As noted in the Registrant’s supplemental letter dated August 17, 2004, the total deferred stock-based compensation includes $474,000 associated with option grants prior to December 31, 2003 which was recorded in the first quarter of 2004.

Employee Option Grant Date	Shares Subject to Options Granted	Option Exercise Price	Deemed FMV of a Common Share	Deferred Stock-Based Compensation
1/13/2003	490,000	$0.15	$0.15
1/20/2003	15,000	0.15	0.15
3/25/2003	38,271	0.15	0.15
5/1/2003	3,086,304	0.15	0.15
9/16/2003	233,500	0.15	0.43	$63,700
12/4/2003	540,500	0.15	0.91	410,780
1/27/2004	72,000	0.15	1.62	105,840
3/4/2004	260,000	0.15	2.41	587,600
4/29/2004	50,000	0.15	3.10	147,500
5/19/2004	257,192	0.15	3.20	784,436
6/10/2004	1,409,500	0.80	3.31	3,537,845
Total	6,452,267			$5,637,701

The Registrant supplementally notes that it did not consider preliminary pricing information from investment banks in determining the fair value of the common stock underlying options issued in 2004 because the Registrant did not enter into discussions with investment banks regarding a possible initial public offering until June 2004 and did not receive preliminary pricing information at that time. However, based on input from various investment banks at that time, the Registrant did consider price/earnings based trading multiples of comparable companies. Disclosure to this effect has been added on page 35 of the Registration Statement.

Securities and Exchange Commission

October 6, 2004

The Registrant respectfully notes that it is unable to provide updated pricing information and the estimated IPO price range at this time. The Registrant will provide such information as soon as it becomes available.

***

Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/    Davina K. Kaile

Davina K. Kaile

cc:	Mr. Adélaja Heyliger

Ms. Kristin Brooks

Mr. Gary Johnson

Mr. Svend-Olav Carlsen

Ms. Melinda Litherland

Mr. John D. Wilson